Ms. Jan Woo, Legal Branch Chief

Ms. Anna Abramson, Staff Attorney

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

July 18, 2023

Re:	RoyaltyTraders LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 6

Filed June 14, 2023

File No. 024-11532

Dear Ms. Woo:

We acknowledge receipt of the comments in the letter dated July 11, 2023 from the staff of the Division of Corporation Finance (the “Staff”) regarding the post-qualification amendment to the offering statement of RoyaltyTraders LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

Risk Factors, page 5

1.	Please revise your registration statement to include a Risk Factor summary as required by Item 3(b) of Form 1-A.

The Company has amended its disclosures to include a Risk Factor summary.

Investor Perks

NFT Perk, page 20

2.	Please provide us with your detailed legal analysis as to why your “NFT Perk” program through OneOf does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. Your analysis should address the NFTs themselves and the program or ecosystem through which the NFTs are being issued. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

The Company has evaluated the NFT Perk project and believes that the NFTs does not involve the offer and sale of securities. Section 2(a)(1) of the Act defines the term “security” as one of various types of instruments, including any “note, stock, . . . bond” or “investment contract.” As SEC Staff have stated in its “Investment Contract” Analysis of Digital Assets, both the Commission and courts frequently apply the “investment contract” analysis set forth by the U.S. Supreme Court in Howey to determine whether unique or novel instruments or arrangements, such as digital assets, are securities subject to the federal securities laws. Under Howey, an “investment contract” exists when there is an agreement, contract or scheme involving an investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. 328 U.S. 293, 299 (1946). In considering the qualities of a transaction, courts look to the “economic reality” of the transaction and “what character the instrument is given in commerce by the terms, the plan of distribution, and the economic inducements held out to the prospect.” Finhub, Framework for “Investment Contract” Analysis of Digital Assets (the “Framework”), Section II.C (Apr. 3, 2019), https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

Investment of Money. The first prong of the Howey test is whether there is an offer of money in exchange for the purported investment. While it could be argued that obtaining the NFT requires an exchange of money, because the individual must first exchange money and purchase SongVest’s Royalty Share Units, see SEC v. Rubera, 350 F.3d 1084, 1091 (9th Cir. 2003) (finding that purchases packaged with service agreements were considered together in determining whether there was an investment contract), the OneOf NFT is an optional, free add-on for which no money is exchanged or conditions required. OneOf does not receive any consideration from the SongVest Royalty Share Unit purchasers. Nor should it reasonably be said that the inclusion of the optional NFT increases the SongVest price. The OneOf NFT is simply an image minted onto the blockchain. It does not provide any royalties or rights to its holder. Inclusion of the optional, free add-on NFT should not increase the sales price or cost basis of the SongVest securities being offered. Finally, while courts have found that an exchange of a service equates to an exchange of money, the provision of personal information in the process of claiming the OneOf NFT should not constitute “consideration” provided to OneOf by the purchaser.

Common Enterprise. In order to satisfy the “common enterprise” aspect of the Howey test, federal courts require either “horizontal commonality” or “vertical commonality.” Horizontal commonality exists when “each individual investor’s fortunes [are tied] to the fortunes of the other investors by the pooling of assets, usually combined with the pro-rata distribution of profits.” Revak v. SEC Realty Corp., 18 F.3d 81, 87-88 (2d. Cir. 1994). Vertical commonality exists when “the fortunes of the investor are interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties.” Id. A key consideration in the common enterprise analysis is whether the investors share an economic stake in the underlying asset or pool of funds. In Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., for example, the Second Circuit determined that, “[b]y investigating issuers, marketing the CDs, and creating a secondary market, Merrill Lynch was engaged in a common enterprise within the meaning of Howey.” 756 F.2d 230, 240 (2d Cir. 1985).

Here, there is no marketing by OneOf and there is no horizontal commonality among NFT holders and OneOf as there is no secondary trading of these NFTs and thus no profits. NFT holders do not benefit from the economics relating to any other OneOf NFTs. Neither is there likely to be vertical commonality, as—even if secondary trading were allowed, and it is not—the “fortunes of the [commemorative NFT holder] are [not] interwoven with and dependent upon the efforts and success of” OneOf or SongVest. An NFT holder does not accrue benefits from the unrelated success of OneOf, any other NFT holder, or the success of the OneOf marketplace as a whole. Neither is there commonality between NFT holders/OneOf and SongVest, as there is no correlation between the prices paid for SongVest Royalty Share Units or for the royalty stream and the [potential] price of a OneOf NFT – which is free.

Reasonable Expectation of Profits. Whether NFT holders have a reasonable expectation of profits or other financial returns is a fact-specific inquiry focused on the substance of the transaction and the manner in which the asset is offered and sold. In assessing whether there is an expectation of profit, a court will look at how the product was promoted or marketed to determine what purchasers were led to expect. The SEC’s Framework provides guidance that the more the following characteristics are present, the more likely it is that there is an expectation of profit:

●	The digital asset gives the holder rights to share in the enterprise’s income or profits;

●	The digital asset gives the holder rights to dividends or distributions;

●	The digital asset is transferable or traded on or through a secondary market or platform;

●	Purchasers reasonably would expect that an AP’s efforts will result in capital appreciation;

●	The digital asset is offered broadly to potential purchasers; and

●	The digital asset is offered and purchased in quantities indicative of investment intent.

In Gary Plastic, the plaintiff’s investment in Merrill Lynch’s CD program was motivated by the expectation of a return of cash investment, the potential for price appreciation due to interest rate fluctuations, and the liquidity of highly negotiable instruments. 756 F.2d at 240. But the factors are absent here. Although the SongVest purchaser may have a reasonable expectation of profits from the Royalty Share Units, the NFT is only a “commemorative digital collectable” without any potential profit or value. The NFT holders do not share in OneOf’s income or profits, the NFT is not transferrable, OneOf will not undertake any efforts to increase the value of the NFT (which is free and non-transferable, and thus should be value-less), and is not offered broadly to potential purchasers but is a free perk to SongVest Royalty Share Unit purchasers.

Reliance on the Managerial Efforts of Others. To satisfy Howey’s requirement that an investor’s reasonable expectation of profit be derived from the managerial efforts of the promoter, sponsor, or other third party, “the efforts made by those other than the investor [must be] the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise” rather than the performance or routine or ministerial tasks. SEC v. Glenn W. Turner Enters., 474 F.2d 476, 482 (9th Cir. 1973). In Gary Plastic, Merrill Lynch received a commission for its services, which included providing a secondary market and cultivating a large group of banks desiring to borrow money. Therefore, a significant portion of the customer’s investment depended on Merrill Lynch’s managerial and financial expertise. 756 F.2d at 240.

While it is true that the OneOf NFTs will exist as a result of OneOf’s website and platform, and in this limited sense, NFT holders rely on the efforts of OneOf, the commemorative NFT will continue to exist on the blockchain independent of the efforts of OneOf. Moreover, and because there is no secondary trading, no efforts of OneOf to maintain its platform will inure to the benefit of commemorative NFT holders or result in the NFT’s increase in value (if any). Still further, the OneOf marketplace is already operational, the creation and delivery of the NFTs to SongVest will have already occurred by the time the songshare purchaser chooses the free NFT, and because there is no exchange of money between the purchaser and OneOf, there will not be any funds provided by the purchaser to the development of the marketplace.

3.	Please provide your analysis explaining why the value of the NFTs offered in connection with the purchase of each RSU in the offering should not count towards the aggregate offering price.

As noted in the above analysis under Comment #2, the NFT is simply an image minted onto the blockchain. It does not provide any royalties or rights to its holder. Inclusion of the optional, free add-on NFT should not increase the sales price or cost basis of the Royalty Share Units being offered, or count towards the aggregate offering price.

4.	Please provide a materially complete description of the NFTs offered through the OneOf platform, including whether there are any perks or benefits flowing from holding the NFTs. Please expand your disclosure to explain whether there are any differences in the NFTs to be issued on the Tezos blockchain.

As stated above, there are no perks or benefits flowing from holding the NFTs. The NFTs are merely an image minted onto the blockchain. In this regard, the Company believes it has provided a materially complete description of the NFTs in its description of them as a digital collectible in the offering circular. Further, Tezos is merely an open-source blockchain programing language for the blockchain on which the images are minted. The utilization of Tezos does not confer any differences to the NFTs than if a different programming language was used.

The Company’s Business

Overview of Our Company, page 52

5.	We note your disclosure that record labels are provided with “tools and strategies enabled by the SongVest Platform to collectively promote albums” and that this promotion could potentially further the success of a release and generate more revenue. Please describe how the SongVest platform is utilized to achieve these goals.

The Company has amended its disclosure to provide additional descriptions of the functionality available to artists and labels.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Emerging Growth Company, page 58

6.	Disclosure here indicates that you will qualify as an emerging growth company and that this will be significant if and when you become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Please revise to clarify whether you intend to register a class of securities under Section 12 of the Exchange Act and whether you intend to do so by filing a Form 10 or a Form 8-A in connection with this offering statement. To the extent you intend to become an Exchange Act reporting company in connection with this offering, please revise to briefly summarize your Exchange Act reporting obligations. Otherwise, please revise to briefly summarize your reporting obligations as a Tier 2 Regulation A issuer and remove all references to an initial public offering.

The Company has amended its disclosure to make clear that it does not intend to become an Exchange Act reporting company. Rather, the Company has included this information in the absence of having a check box in the Form 1-A to ensure that investors understand that if the Company were to become an Exchange Act reporting company, it would elect to rely on the exemptions from certain disclosure requirements available to Emerging Growth Companies.

Part II and III

Management’s Discussion and Analysis of Financial Condition and Results of Operations Issuances of Equity, page 60

7.	You disclose that the Simple Agreements for Future Equity (SAFEs) are convertible “at the option of the company” upon an equity financing in which up to $5.0 million in proceeds are received. On page F-14 you disclose that the SAFEs will “automatically convert” into Conversion Units upon the closing of the next equity financing or in the event of a company transaction prior to the next equity financing, which ever comes first. Please revise to clarify these apparent inconsistencies and revise your disclosures to address the following:

●	Explain what is meant by “next equity financing” or “Company transaction” as it relates to the conversion of such SAFEs and whether conversion is at the option of the company or automatic.

●	Disclose how the Conversion Units will be determined.

●	Clarify whether there have been any conversions into equity as of the date of this Offering Statement and if so, the number of Conversion Units issued.

The Company has amended its disclosure to clarify the conversion terms of the SAFEs and to explain the material terms of those SAFEs.

Securities Being Offered

Waiver of Right to Trial by Jury, page 70

8.	We note that Section 6 of the Subscription Agreement includes an exclusive forum provision and a jury trial waiver provision for certain claims against you. Please add risk factor disclosure regarding the two provisions and address, without limitation, how these provisions may impact shareholder rights and whether they apply to claims under the federal securities laws.

The Company has amended its disclosure to include risk factors for the exclusive forum and waiver of jury trial.

General

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has provided these supplemental materials through the Kiteworks link that was provided.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RoyaltyTraders LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:

Sean Peace

Alexander Guiva

Managers

RoyaltyTraders LLC